                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                               The St. Joe Company
                               -------------------
                                (Name of Issuer)

                           Common Stock, No par value
                           --------------------------
                         (Title of Class of Securities)

                                    790148100
                                    ---------
                                 (CUSIP Number)

                               Winfred L. Thornton
                       Alfred I. duPont Testamentary Trust
                            4600 Touchton Road, East
                             Building 200, Suite 500
                             Jacksonville, FL 32246
                                 (904) 232-4148
                         -------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 20, 2001
                                -----------------
             (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box [ ].

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a recording person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

1)   Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
     ----------------------------------------------------------------------
     (Entities Only)
     ---------------

     Alfred I. duPont Testamentary Trust

2)   Check the Appropriate Row if a Member of a Group (See Instructions)
     ------------------------------------------------
     (a)
     (b) X

3)   SEC Use Only
     ------------

4)   Source of Funds (See Instructions)
     ---------------

5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)
     --------------------------------------------------------------------------
     or 2(e)
     ------

6)   Citizenship or Place of Organization
     ------------------------------------

     Florida

     Number of            7) Sole Voting Power             44,592,192
     Shares Bene-
     ficially             8) Shared Voting Power           44,592,192
     Owned by
     Each                 9) Sole Dispositive Power        44,592,192
     Reporting
     Person With         10) Shared Dispositive Power      44,592,192


11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     ------------------------------------------------------------

     44,592,192

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     -----------------------------------------------------------------
     Instructions)


13)  Percent of Class Represented by Amount in Row (11)
     --------------------------------------------------

     56.00%

14)  Type of Reporting Person (See Instructions)
     ------------------------

     OO

1)   Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
     ----------------------------------------------------------------------
     (Entities Only)
     ---------------

     The Nemours Foundation

2)   Check the Appropriate Row if a Member of a Group (See Instructions)
     ------------------------------------------------
     (a)
     (b) X

3)   SEC Use Only
     ------------

4)   Source of Funds (See Instructions)
     ---------------

5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)
     --------------------------------------------------------------------------
     or 2(e)
     ------


6)   Citizenship or Place of Organization
     ------------------------------------

     Florida

     Number of                 7) Sole Voting Power             2,082,108
     Shares Bene-
     ficially                  8) Shared Voting Power           2,082,108
     Owned by
     Each                      9) Sole Dispositive Power        2,082,108
     Reporting
     Person With              10) Shared Dispositive Power      2,082,108


11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     ------------------------------------------------------------

     2,082,108

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     -----------------------------------------------------------------
     Instructions)


13)  Percent of Class Represented by Amount in Row (11)
     --------------------------------------------------

     2.61%

14)  Type of Reporting Person (See Instructions)
     ------------------------

     OO

1)   Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
     ----------------------------------------------------------------------
     (Entities Only)
     ---------------

     Winfred L. Thornton

2)   Check the Appropriate Row if a Member of a Group (See Instructions)
     ------------------------------------------------
     (a)
     (b) X

3)   SEC Use Only
     ------------

4)   Source of Funds (See Instructions)
     ---------------

5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)
     --------------------------------------------------------------------------
     or 2(e)
     ------

6)   Citizenship or Place of Organization
     ------------------------------------

     United States of America

     Number of                      7) Sole Voting Power               10,272
     Shares Bene-
     ficially                       8) Shared Voting Power         46,674,300
     Owned by
     Each                           9) Sole Dispositive Power          10,272
     Reporting
     Person With                   10) Shared Dispositive Power    46,674,300


11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     ------------------------------------------------------------

     46,684,572

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     -----------------------------------------------------------------
     Instructions)


13)  Percent of Class Represented by Amount in Row (11)
     --------------------------------------------------

     58.63%

14)  Type of Reporting Person (See Instructions)
     ------------------------

     IN

1)   Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
     ----------------------------------------------------------------------
     (Entities Only)
     ---------------

     Hugh M. Durden

2)   Check the Appropriate Row if a Member of a Group (See Instructions)
     ------------------------------------------------
     (a)
     (b) X

3)   SEC Use Only
     ------------

4)   Source of Funds (See Instructions)
     ---------------

5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)
     --------------------------------------------------------------------------
     or 2(e)
     ------

6)   Citizenship or Place of Organization
     ------------------------------------

     United States of America

     Number of                      7) Sole Voting Power                    0
     Shares Bene-
     ficially                       8) Shared Voting Power         46,674,300
     Owned by
     Each                           9) Sole Dispositive Power               0
     Reporting
     Person With                   10) Shared Dispositive Power    46,674,300


11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     ------------------------------------------------------------

     46,674,300

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     -----------------------------------------------------------------
     Instructions)


13)  Percent of Class Represented by Amount in Row (11)
     --------------------------------------------------

     58.62%

14)  Type of Reporting Person (See Instructions)
     ------------------------

     IN

1)   Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
     ----------------------------------------------------------------------
     (Entities Only)
     ---------------

     John S. Lord

2)   Check the Appropriate Row if a Member of a Group (See Instructions)
     ------------------------------------------------
     (a)
     (b) X

3)   SEC Use Only
     ------------

4)   Source of Funds (See Instructions)
     ---------------

5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)
     --------------------------------------------------------------------------
     or 2(e)
     ------

6)   Citizenship or Place of Organization
     ------------------------------------

     United States of America

     Number of                 7) Sole Voting Power                  1,950
     Shares Bene-
     ficially                  8) Shared Voting Power           46,674,300
     Owned by
     Each                      9) Sole Dispositive Power             1,950
     Reporting
     Person With              10) Shared Dispositive Power      46,674,300


11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     ------------------------------------------------------------

     46,676,250

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     -----------------------------------------------------------------
     Instructions)


13)  Percent of Class Represented by Amount in Row (11)
     --------------------------------------------------

     58.62%

14)  Type of Reporting Person (See Instructions)
     ------------------------

     IN

1)   Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
     ----------------------------------------------------------------------
     (Entities Only)
     ---------------

     Herbert H. Peyton

2)   Check the Appropriate Row if a Member of a Group (See Instructions)
     ------------------------------------------------
     (a)
     (b) X

3)   SEC Use Only
     ------------

4)   Source of Funds (See Instructions)
     ---------------

5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)
     --------------------------------------------------------------------------
      or 2(e)
      ------

6)   Citizenship or Place of Organization
     ------------------------------------

     United States of America

     Number of                7) Sole Voting Power                    1,950
     Shares Bene-
     ficially                 8) Shared Voting Power             46,674,300
     Owned by
     Each                     9) Sole Dispositive Power               1,950
     Reporting
     Person With             10) Shared Dispositive Power        46,674,300


11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     ------------------------------------------------------------

     46,676,250

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     -----------------------------------------------------------------
     Instructions)


13)  Percent of Class Represented by Amount in Row (11)
     --------------------------------------------------

     58.62%

14)  Type of Reporting Person (See Instructions)
     ------------------------

     IN

1)   Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
     ----------------------------------------------------------------------
     (Entities Only)
     ---------------

     John F. Porter, III

2)   Check the Appropriate Row if a Member of a Group (See Instructions)
     ------------------------------------------------
     (a)
     (b) X

3)   SEC Use Only
     ------------

4)   Source of Funds (See Instructions)
     ---------------

5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)
     --------------------------------------------------------------------------
     or 2(e)
     ------

6)   Citizenship or Place of Organization
     ------------------------------------

     United States of America

     Number of                 7) Sole Voting Power                       0
     Shares Bene-
     ficially                  8) Shared Voting Power            46,674,300
     Owned by
     Each                      9) Sole Dispositive Power                  0
     Reporting
     Person With              10) Shared Dispositive Power       46,674,300


11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     ------------------------------------------------------------

     46,674,300

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     -----------------------------------------------------------------
     Instructions)


13)  Percent of Class Represented by Amount in Row (11)
     --------------------------------------------------

     58.62%

14)  Type of Reporting Person (See Instructions)
     ------------------------

     IN

1)   Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
     ----------------------------------------------------------------------
     (Entities Only)
     ---------------

     W. T. Thompson, III

2)   Check the Appropriate Row if a Member of a Group (See Instructions)
     ------------------------------------------------
     (a)
     (b) X

3)   SEC Use Only
     ------------

4)   Source of Funds (See Instructions)
     ---------------

5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)
     --------------------------------------------------------------------------
     or 2(e)
     ------

6)   Citizenship or Place of Organization
     ------------------------------------

     United States of America

     Number of                7) Sole Voting Power                   1,500
     Shares Bene-
     ficially                 8) Shared Voting Power            46,809,300
     Owned by
     Each                     9) Sole Dispositive Power              1,500
     Reporting
     Person With             10) Shared Dispositive Power       46,809,300


11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     ------------------------------------------------------------

     46,810,800

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     -----------------------------------------------------------------
     Instructions)


13)  Percent of Class Represented by Amount in Row (11)
     --------------------------------------------------

     58.79%

14)  Type of Reporting Person (See Instructions)
     ------------------------

     IN

Item 1.  Security and Issuer
         -------------------

     This Amendment No. 2 to Schedule 13D (the "Amendment") relates to the Common Stock, no par value (the "Common Stock"), of The St. Joe Company, a Florida corporation (the "Issuer"), which has its principal executive offices at 1650 Prudential Drive, Suite 400, Jacksonville, FL 32207.


Item 2.  Identity and Background
         -----------------------

     This Amendment is filed on behalf of the Alfred I. duPont Testamentary Trust (the "Trust"), the Nemours Foundation (the "Foundation"), Hugh M. Durden, John S. Lord, Herbert H. Peyton, John F. Porter, III, William T. Thompson, III, and Winfred L. Thornton (collectively, the "Reporting Persons").

     The Trust's and the Foundation's business address is 4600 Touchton Road, East Building 200, Suite 500, Jacksonville, FL 32246.

     The Trustees of the Trust are Messrs. Durden, Lord, Peyton, Porter, Thompson and Thornton (collectively, the "Trustees"). In addition, the Trustees constitute the entire Board of Directors of the Foundation and therefore, have voting and dispositive power over the shares of the Issuer held of record by the Trust and the Foundation. Messrs. Durden, Lord, Peyton and Thornton are also directors of the Issuer.

     During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the past five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

     All of the Trustees are citizens of the United States of America.

Item 4.  Purpose of Transaction
         ----------------------

     The Reporting Persons acquired the Common Stock of the Issuer reported herein for investment purposes. Although the Reporting Persons intend to exercise their rights as majority stockholder, neither the Trust, the Trustees nor the Foundation currently have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer's business or corporate structure; (f) changes in the Issuer's articles of incorporation, constitution, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (g) causing a class of securities of the Issuer to be deleted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (i) any action similar to any of those enumerated above. The Reporting Persons do not have any plans or proposals which relate to or result in any change in the officers of the Issuer. Presently, four of the Trustees are directors on the Issuer's Board of Directors which has ten members. The Reporting Persons understand that one of the current directors of the Issuer intends to retire and the Reporting Persons have requested that the vacancy not be filled. Except as described above, the Reporting Persons do not have any plans or proposals to change the number or term of directors, other than to fill any future vacancies on the Board.

     In the future, the Trust and/or the Trustees or the Foundation may determine to purchase additional shares of the Issuer's Common Stock (or other securities of the Issuer). The Reporting Persons may determine to sell shares of the Issuer's Common Stock through sales on the open market, private sales or sales back to the Issuer. Further, the Reporting Persons have participated in the Issuer's stock buyback program and may recommend to the Board of Directors that the Reporting Persons be permitted to participate in any Issuer sponsored stock buyback program in the future. Any such determination will depend on a number of factors, including market prices, the Issuer's prospects and alternative investments.

     As stated in Item 2, Messrs. Durden, Lord, Peyton and Thornton are all directors of the Issuer and by serving in that capacity may explore actions and transactions that may be advantageous to the company, including but not limited to possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, capitalization, securities or regulatory or reporting obligations of the Issuer. However, Messrs. Durden, Lord, Peyton and Thornton do not currently have any plans or proposals that relate to or would result in any of the actions listed in (a) through (i) above.



Item 5.  Interest in Securities of the Issuer
         ------------------------------------

     Item 5 is hereby amended by adding the following information:

     (a) As of the close of business on the date hereof, the Trust beneficially owned 44,592,192 shares of the Common Stock, which represented 56.00% of the issued and outstanding shares of Common Stock of the Issuer. As of such date, the Foundation beneficially owned 2,082,108 shares of Common Stock of the Issuer, which represented 2.61% of the outstanding Common Stock of the Issuer. The Trustees, by virtue of their status as Trustees of the Trust and their status as the directors of the Foundation, may be deemed to have indirect beneficial ownership of the shares of Common Stock owned by the Trust and the Foundation. In addition, as of such date, Winfred L. Thornton, a Trustee, has beneficially ownership over 3,471 shares of Common Stock of the Issuer, and William T. Thompson, a Trustee, has beneficial ownership over 136,500 shares of the Common Stock of the Issuer. In addition, as of such date, John S. Lord, a Trustee, has the right to acquire 1,950 shares of the Common Stock of the Issuer, Herbert H. Peyton, a Trustee, has the right to acquire 1,950 shares of the Common Stock of the Issuer, and Winfred L. Thornton, a Trustee, has the right to acquire 6,801 shares of the Common Stock of the Issuer. The number of shares owned by each of the foregoing Trustees individually and in the aggregate represented less than 1% of the outstanding Common Stock of the Issuer.

     (b) The Trustees, by virtue of their status as Trustees of the Trust and their status as directors of the Foundation, have the power to vote or direct the vote and the power to dispose or direct the disposition of the 44,592,192 shares of Common Stock of the Issuer owned by the Trust and the 2,082,108 shares of Common Stock of the Issuer owned by the Foundation. Mr. Thornton has the sole power to vote and dispose of the 3,471 shares of Common Stock of the Issuer which he owns. Mr. Thompson has the sole power to vote and dispose of 1,500 shares of Common Stock of the Issuer which he owns and shares voting and dispositive power over the other 135,000 shares of Common Stock of the Issuer he beneficially owns.

     (c) Between December 15, 2000 and November 20, 2001, the Trust made the following sales of the Issuer's Common Stock:

Date of         Type of event or      Number of shares      Price per share      Number of shares
event or        transaction           acquired or           and aggregate        solely owned
transaction                           disposed of           price                after transaction
---------------------------------------------------------------------------------------------------
12/15/00        Sale to Issuer        216,300               $20.19 per share;    49,426,992
                                                            $4,366,552
---------------------------------------------------------------------------------------------------
12/22/00        Sale to Issuer        199,200               $20.66 per share;    49,227,792
                                                            $4,115,243
---------------------------------------------------------------------------------------------------
12/29/00        Sale to Issuer        128,550               $21.95 per share;    49,099,242
                                                            $2,821,895
---------------------------------------------------------------------------------------------------




 1/5/01         Sale to Issuer        338,400               $22.22 per share;    48,760,842
                                                            $7,517,782
---------------------------------------------------------------------------------------------------
 1/12/01        Sale to Issuer        216,150               $22.16 per share;    48,544,692
                                                            $4,790,301
---------------------------------------------------------------------------------------------------
 1/19/01        Sale to Issuer         15,000               $22.33 per share;    48,529,692
                                                            $333,375
---------------------------------------------------------------------------------------------------
 2/9/01         Sale to Issuer         19,050               $22.74 per share;    48,510,642
                                                            $433,197
---------------------------------------------------------------------------------------------------
 2/16/01        Sale to Issuer        171,600               $23.17 per share;    48,339,042
                                                            $3,976,055
---------------------------------------------------------------------------------------------------
 2/23/01        Sale to Issuer        134,500               $23.41 per share;    48,204,492
                                                            $3,150,181
---------------------------------------------------------------------------------------------------
 3/2/01         Sale to Issuer        150,000               $23.02 per share;    48,054,492
                                                            $3,452,991
---------------------------------------------------------------------------------------------------
 3/9/01         Sale to Issuer         97,500               $22.76 per share;    47,956,992
                                                            $2,219,347
---------------------------------------------------------------------------------------------------
 3/16/01        Sale to Issuer         75,000               $21.69 per share;    47,881,992
                                                            $1,627,092
---------------------------------------------------------------------------------------------------
 3/23/01        Sale to Issuer        135,000               $21.49 per share;    47,746,992
                                                            $2,900,598
---------------------------------------------------------------------------------------------------
 4/9/01         Sale to Issuer        150,000               $22.68 per share;    47,596,992
                                                            $3,402,108
---------------------------------------------------------------------------------------------------
 4/23/01        Sale to Issuer         78,000               $23.45 per share;    47,518,992
                                                            $1,828,843
---------------------------------------------------------------------------------------------------
 4/30/01        Sale to Issuer        155,700               $23.82 per share;    47,363,292
                                                            $3,708,763
---------------------------------------------------------------------------------------------------
 5/7/01         Sale to Issuer        227,550               $24.52 per share;    47,135,742
                                                            $5,578,832
---------------------------------------------------------------------------------------------------
 5/14/01        Sale to Issuer        124,050               $25.16 per share;    47,011,692
                                                            $3,120,535
---------------------------------------------------------------------------------------------------
 5/21/01        Sale to Issuer        141,900               $25.90 per share;    46,869,792
                                                            $3,604,501
---------------------------------------------------------------------------------------------------
 5/29/01        Sale to Issuer        217,800               $25.75 per share;    46,651,992
                                                            $5,608,174
---------------------------------------------------------------------------------------------------
 6/4/01         Sale to Issuer         85,500               $25.66 per share;    46,566,492
                                                            $2,194,258
---------------------------------------------------------------------------------------------------


 6/11/01        Sale to Issuer         96,450               $26.65 per share;    46,470,042
                                                            $2,570,392
---------------------------------------------------------------------------------------------------
 6/18/01        Sale to Issuer         82,800               $26.77 per share;    46,387,242
                                                            $2,216,556
---------------------------------------------------------------------------------------------------
 6/25/01        Sale to Issuer         57,900               $26.51 per share;    46,329,342
                                                            $1,534,929
---------------------------------------------------------------------------------------------------
 7/9/01         Sale to Issuer         45,150               $26.8883 per share;  46,284,192
                                                            $1,214,007
---------------------------------------------------------------------------------------------------
 7/30/01        Sale to Issuer        102,600               $29.2058 per share;  46,181,592
                                                            $2,996,515
---------------------------------------------------------------------------------------------------
 8/6/01         Sale to Issuer        105,000               $29.3750 per share;  46,076,592
                                                            $3,084,375
---------------------------------------------------------------------------------------------------
 8/13/01        Sale to Issuer        105,150               $28.7568 per share;  45,971,442
                                                            $3,023,778
---------------------------------------------------------------------------------------------------
 8/20/01        Sale to Issuer        123,750               $28.3508 per share;  45,847,692
                                                            $3,508,412
---------------------------------------------------------------------------------------------------
 9/10/01        Sale to Issuer         55,500               $27.3783 per share;  45,792,192
                                                            $1,519,496
---------------------------------------------------------------------------------------------------
11/20/01        Private Sale        1,200,000               $25.53 per share;    44,592,192
                                                            $30,636,000
---------------------------------------------------------------------------------------------------

On March 30, 2001, the Foundation made the following sale of the Issuer's Common
Stock:

Date of         Type of event or      Number of shares      Price per share      Number of shares
event or        transaction           acquired or           and aggregate        solely owned
transaction                           disposed of           price                after transaction
---------------------------------------------------------------------------------------------------
 3/30/01        Sale to Issuer        150,300               $22.35 per share;    2,082,108
                                                            $3,359,046
---------------------------------------------------------------------------------------------------


     (e) On May 31, 2000, Mr. Jacob C. Belin, a former Trustee of the Trust and director of the Foundation, passed away and ceased to be a Reporting Person.

Item 7.  Material To Be Filed As Exhibits
         --------------------------------

     Amended agreement among Reporting Persons dated January 8, 2002 for the filing of a single Schedule 13D pursuant to Rule 13d-1(k)(1).

                                  Exhibit Index
                                  -------------

     Exhibit 1    Amended Agreement among Reporting Persons dated
                  January 8, 2002.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           Alfred I. duPont Testamentary Trust



January 8, 2002                            /s/ Winfred L. Thornton
                                           -----------------------
                                           Winfred L. Thornton
                                           Chairman


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           The Nemours Foundation



January 8, 2002                            /s/ William T. Thompson, III
                                           ----------------------------
                                           William T. Thompson, III
                                           Chairman

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 8, 2002                            /s/ Hugh M. Durden
                                           ------------------
                                           Hugh M. Durden

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 8, 2002                            /s/ John S. Lord
                                           ----------------
                                           John S. Lord


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 2, 2002                            /s/ Herbert H. Peyton
                                           ---------------------
                                           Herbert H. Peyton


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 8, 2002                            /s/ John F. Porter, III
                                           -----------------------
                                           John F. Porter, III


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 8, 2002                            /s/ William T. Thompson, III
                                           ----------------------------
                                           William T. Thompson, III


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 8, 2002                            /s/ Winfred L. Thornton
                                           -----------------------
                                           Winfred L. Thornton